Turbine fire contained and under investigation at TransAlta’s Kent Hills wind farm

CALGARY, Alberta (August 8, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced at approximately 8:00 am (eastern time) a fire occurred at a single turbine located at its Kent Hills wind farm in New Brunswick. TransAlta and local fire officials responded and have contained the situation.  Investigation into the cause of the fire is underway with the turbine supplier Vestas.

There are no injuries to report and there are no residents in the immediate vicinity. TransAlta is restricting access to the area to ensure no one is at risk. The company’s primary concerns are to maintain safety and minimize environmental impact.

The remaining 31 turbines at the 96 megawatt Kent Hills facility are operational and TransAlta continues to provide power.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Marcy McAuley

Senior Advisor, External Relations

Phone:  (403) 267-3639

Cell: (403) 605-7435

Email:

marcy_mcauley@transalta.com

Jason Edworthy

Director, Community Relations

Cell: (403) 651-5678

Email: Jason_edworthy@transalta.com